================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                          CHARTER COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    16117M107
                                 (CUSIP NUMBER)

William D. Savoy                                        Alvin G. Segel, Esq.
Vulcan Cable III Inc.                                   Irell & Manella LLP
110-110th Avenue N.E., Suite 550                        1800 Avenue of the Stars
Bellevue, WA  98004                                     Suite 900
(206) 453-1940                                          Los Angeles, CA  90067
                                                        (310) 277-1010

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 15, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                    -----------------
    CUSIP NO. 16117M107               13D                      Page 2 of 13
                                                               Pages
---------------------------                                    -----------------

================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Paul G. Allen
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF, BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
NUMBER OF                              7.       SOLE VOTING POWER
SHARES                                          332,469,275 SHARES (1)
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                          8.       SHARED VOTING POWER
REPORTING                                       -0- SHARES
PERSON WITH                       ----------------------------------------------
                                       9.       SOLE DISPOSITIVE POWER
                                                332,469,275 SHARES (1)
                                  ----------------------------------------------
                                       10.      SHARED DISPOSITIVE POWER
                                                -0- SHARES
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         332,469,275 SHARES (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

================================================================================

---------------------------                                    -----------------
    CUSIP NO. 16117M107               13D                      Page 3  of 13
                                                               Pages
---------------------------                                    -----------------

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         60.8% beneficial ownership of Class A Common Stock (2)/ 93.8% voting power (3)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
================================================================================


(1) Represents the (A) 8,118,796 shares of Class A Common Stock of the Issuer held directly by Mr. Allen and (B) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units of Charter Communications Holding Company, LLC ("Charter Holdco") held by Vulcan Cable III Inc. ("Vulcan") and (c) 217,585,246 Class A Common Membership Units of Charter Holdco held by Charter Investment, Inc. ("CII"). Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units (the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and owns 96.8% of the outstanding capital stock of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. As the ultimate controlling person of both Vulcan and CII, he is also deemed to have sole voting power with respect to the Class B Common Stock Equivalents held by each entity. Each entity is deemed to share its respective voting power as the direct owner of the Class B Common Stock Equivalents with Mr. Allen because of Mr. Allen's controlling interest in such entity.

(2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock; and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire within 60 days have been exchanged for shares of Class A Common Stock. Based on the information provided in the Issuer's quarterly report for the period ended June 30, 2000; does not reflect subsequent issuances of Class A Common Stock by the Issuer in acquisitions.

(3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of
        (1) the total number of shares of Class B Common Stock outstanding, and
        (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been converted into shares of Class A Common Stock). Based on the information provided in the Issuer's quarterly report for the period ended June 30, 2000; does not reflect subsequent issuances of Class A Common Stock by the Issuer in acquisitions.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                                    -----------------
    CUSIP NO. 16117M107               13D                      Page 4 of 13
                                                               Pages
---------------------------                                    -----------------

================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Cable III Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
--------------------------------------------------------------------------------
NUMBER OF                                 7.       VOTING POWER
SHARES                                             -0- SHARES
BENEFICIALLY                         -------------------------------------------
OWNED BY EACH                             8.       SHARED VOTING POWER
REPORTING                                          106,715,233 SHARES (1)
PERSON WITH                          -------------------------------------------
                                          9.       SOLE DISPOSITIVE SHARES
                                                   -0- SHARES
                                     -------------------------------------------
                                          10.      SHARED DISPOSITIVE POWER
                                                   106,715,233 SHARES (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,715,233 SHARES (1)
================================================================================

---------------------------                                    -----------------
    CUSIP NO. 16117M107               13D                      Page 5 of 13
                                                               Pages
---------------------------                                    -----------------

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         32.5% beneficial ownership of Class A Common Stock (2)/ 0.0% voting power (3)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
================================================================================


(1) Represents Class A Common Membership Units of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Vulcan Cable III Inc. ("Vulcan"). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole shareholder of Vulcan and may be deemed to have beneficial ownership of all of the Charter Holdco membership units that Vulcan Cable III Inc. owns. Because Mr. Allen is the sole shareholder of Vulcan, Vulcan is deemed to share its voting power of the Class A Common Membership Units with Mr. Allen.

(2) The calculation of this percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock; and (ii) all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire within 60 days have been converted into shares of Class A Common Stock. Based on the information provided in the Issuer's quarterly report for the period ended June 30, 2000; does not reflect subsequent issuances of Class A Common Stock by the Issuer in acquisitions.

(3) The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been converted into shares of Class A Common Stock). Based on the information provided in the Issuer's quarterly report for the period ended June 30, 2000; does not reflect subsequent issuances of Class A Common Stock by the Issuer in acquisitions.

---------------------------                                    -----------------
    CUSIP NO. 16117M107               13D                      Page 6 of 13
                                                               Pages
---------------------------                                    -----------------

================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charter Investment, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF                             7.       VOTING POWER
SHARES                                         -0- SHARES
BENEFICIALLY                      ----------------------------------------------
OWNED BY EACH                         8.       SHARED VOTING POWER
REPORTING                                      217,585,246 SHARES (1)
PERSON WITH                       ----------------------------------------------
                                      9.       SOLE DISPOSITIVE SHARES
                                               -0- SHARES
                                  ----------------------------------------------
                                      10.      SHARED DISPOSITIVE POWER
                                               217,585,246 SHARES (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         217,585,246 SHARES (1)
================================================================================

---------------------------                                    -----------------
    CUSIP NO. 16117M107               13D                      Page 7 of 13
                                                               Pages
---------------------------                                    -----------------

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         49.5% beneficial ownership of Class A Common Stock (2)/ 0.0% voting power (3)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
================================================================================


(1) Represents Class A Common Membership Units of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Charter Investment, Inc. ("CII"). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen owns 96.8% of the outstanding capital stock of CII and may be deemed to have beneficial ownership of all of the Charter Holdco membership units that CII owns. Because Mr. Allen is the controlling shareholder of CII, CII is deemed to share its voting power of the Class A Common Membership Units with Mr. Allen.

(2) The calculation of this percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock; and (ii) all Class B Common Stock Equivalents held by CII or that CII has the right to acquire within 60 days have been converted into shares of Class A Common Stock. Based on the information provided in the Issuer's quarterly report for the period ended June 30, 2000; does not reflect subsequent issuances of Class A Common Stock by the Issuer in acquisitions.

(3) The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e., the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been converted into shares of Class A Common Stock). Based on the information provided in the Issuer's quarterly report for the period ended June 30, 2000; does not reflect subsequent issuances of Class A Common Stock by the Issuer in acquisitions.

                                  SCHEDULE 13D

        This second amendment to Schedule 13D amends the Schedule 13D and the first amendment as filed with the Commission on November 22, 1999 and December 20, 1999, respectively (as amended, the "Schedule 13D"), to amend and supplement the Schedule 13D. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D. Based on the information provided in the Issuer's quarterly report for the period ended June 30, 2000; does not reflect subsequent issuances of Class A Common Stock by the issuer in acquisitions.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This amendment reports the acquisition by Mr. Allen of shares of Class A Common Stock of the Issuer through the exercise by third parties of the put rights under certain of the Put Agreements described in Item 6 and representing in the aggregate more than 1% of the Issuer's Class A Common Stock. Mr. Allen financed the acquisition of such shares of Class A Common Stock through personal funds and/or borrowings under the Commerzbank Agreement, the Citibank Agreement or the Margin Facility.

        Mr. Allen and Vulcan also acquired shares of Class A Common Stock of the Issuer and Class A Common Membership Units of Charter Holdco, respectively, as the successors-in-interest of persons that had previously put securities to Mr. Allen and Vulcan, respectively, as described in Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The first three paragraphs of the response to Item 5(a) of the Schedule 13D are amended and restated in their entirely as follows to reflect the acquisition by Mr. Allen of shares of Class A Common Stock of the Issuer and by Vulcan of Class A Common Membership Units of Charter Holdco:

        (a) Mr. Allen beneficially owns 332,469,275 shares of Class A Common Stock of the Issuer, which consists of (A) 8,118,796 shares of Class A Common Stock of the Issuer held directly by Mr. Allen and (B) (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units of Charter Holdco held by Vulcan and (c) 217,585,246 Class A Common Membership Units of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Common Membership Units (the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

        Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

        Mr. Allen's beneficial ownership represents approximately 60.8% of the shares of the Issuer's outstanding Class A Common Stock assuming conversion of all Class B Common Stock and the exchange of the Class B Common Stock Equivalents held by Vulcan and CII and the Class B Common Stock Equivalents that Vulcan and CII have the right to acquire within 60 days, and approximately 93.8% of the voting power of the Issuer's outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents. Items 11 and 13 of Mr. Allen's cover page are incorporated by reference herein.

        The following table sets forth the transactions in which Mr. Allen has acquired the shares of Class A Common Stock of the Issuer since the time of filing of the Schedule 13D:

---------------------------------------------------------------------------------------------
                        Number of Shares
      Date of              of Class A
     Transaction          Common Stock      Price Per Share(1)         How Effected
---------------------------------------------------------------------------------------------
January 26, 2000            182,169             $26.6192          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
January 28, 2000             17,456             $26.6194          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
January 28, 2000            510,459             $26.6193          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
February 3, 2000            143,895             $26.6464          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
February 4, 2000          1,098,438             $26.6793          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
February 14, 2000            35,424              N/A              As a result of a post-closing
                                                                  adjustment to the
                                                                  consideration issued to the
                                                                  Falcon sellers in connection
                                                                  with the Falcon acquisition,
                                                                  as transferee of the parties
                                                                  exercising their put rights
                                                                  under the Falcon Put
                                                                  Agreements, each described in
                                                                  Item 6
---------------------------------------------------------------------------------------------
March 1, 2000               701,084             $26.7615          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
April 19, 2000              500,915             $19.4489          Rifkin Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------

(1) Includes the applicable base purchase price per share pursuant to the applicable put agreement, plus interest accrued at a rate of 4.5% per year, compounded annually, since November 12, 1999 through the closing date under the related put agreement.

---------------------------------------------------------------------------------------------
                        Number of Shares
      Date of              of Class A
     Transaction          Common Stock      Price Per Share(1)         How Effected
---------------------------------------------------------------------------------------------
May 15, 2000                147,233             $19.5130          Rifkin Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
May 19, 2000                 31,512             $19.5130          Rifkin Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
May 24, 2000                 66,835             $19.5320          Rifkin Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
May 24, 2000                262,386             $19.5320          Rifkin Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
May 30, 2000                248,456             $19.5439          Rifkin Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
June 16, 2000               151,106             $19.5795          Rifkin Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
August 15, 2000           1,124,218             $26.7920          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------
August 15, 2000           2,897,210             $26.7985          Falcon Put Agreement
                                                                  (described in Item 6)
---------------------------------------------------------------------------------------------

(1) Includes the applicable base purchase price per share pursuant to the applicable put agreement, plus interest accrued at a rate of 4.5% per year, compounded annually, since November 12, 1999 through the closing date under the related put agreement.

        On February 14, 2000, Vulcan (as transferee of Belo Ventures, Inc.'s interest in Charter Holdco) acquired an additional 29,936 Class A Common Membership Units of Charter Holdco as the result of a post-closing adjustment to the consideration issued to the Falcon sellers in connection with the Falcon acquisition described in Item 6.

        Items 11 and 13 of the cover page of each of Vulcan and CII are incorporated by reference herein.

        The response to subsection (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        (b) Mr. Allen has sole voting and dispositive power with respect to the 8,118,796 shares of Class A Common Stock that he beneficially owns. Vulcan and Mr. Allen may also be deemed to have shared voting and dispositive power over the 106,715,233 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Common Membership Units of Charter Holdco. CII and Mr. Allen may also be deemed to have shared voting and dispositive power over the 217,585,246 shares of Class A Common Stock beneficially owned by CII through its ownership of 217,585,246 Class A Common Membership Units of Charter Holdco.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Subsections (a) Rifkin/InterLink and (b) Falcon under the heading Put Agreements with Rifkin, Falcon and Bresnan Sellers in response to Item 6 of the
Schedule 13D are hereby amended and supplemented as follows:

        (a)    Rifkin/InterLink.

        After exercise of the put rights described in Item 5, the Rifkin Accretion Put Agreement and the Rifkin Registration Support Put now apply to an aggregate of 5,538,450 shares of Class A Common Stock.

        (b)    Falcon.

        On February 14, 2000 as a result of the closing of the Bresnan acquisition and a post-closing adjustment to the consideration paid in the Falcon acquisition, certain Falcon sellers were entitled to receive 379,098 shares of Class A Common Stock and Class A Common Membership Units (50,529 of which were issued to Mr. Allen as the successor in interest to those holders who had already exercised their put rights as described in Item 5). As a result of the exercise of the put rights described in Item 5 and the Falcon post-closing adjustment resulting from the closing of the Bresnan acquisition, as of September 1, 2000, the Falcon put rights apply to an aggregate of 12,882,500 shares of Class A Common Stock and the base purchase price of such shares was adjusted to $25.8548.

        Subsection (c) Bresnan under the heading Put Agreements with Rifkin, Falcon and Bresnan Sellers in response to Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        (c)    Bresnan.

        On February 14, 2000, Charter Holdco completed its acquisition of Bresnan Communications Company, L.P. On February 14, 2000, Mr. Allen entered into agreements (the "Bresnan Put Agreements") with certain sellers contributing interests in Bresnan Communications Company, L.P. to Charter Holdco and CC VIII, LLC, in exchange for Class C Common Membership Units in Charter Holdco and Class A Preferred Membership Units in CC VIII, LLC, respectively.

        Each Bresnan Put Agreement gives the holder the right to sell to Mr. Allen, any or all of its membership units or its Class A Common Stock at $25.995 per share (subject to adjustments for stock splits, reorganizations and similar events), plus interest at a rate of 4.5% per year, compounded annually. The put right begins on February 14, 2002 and terminates on April 15, 2002. The Bresnan Put Agreements apply to an aggregate of 39,011,744 Class C Common Membership Units in Charter Holdco and Class A Preferred Membership Units in CC VIII, LLC, which may be increased or decreased as a result of a post-closing adjustment to the amount of equity consideration issued to the Bresnan sellers.

        The foregoing description of the put rights granted to the Bresnan holders is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Bresnan Put Agreement, a copy of which is filed as Exhibit 10.12 hereto and incorporated in its entirety by reference.

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2000              VULCAN CABLE III INC.



                                        By: /s/ WILLIAM D. SAVOY
                                           -------------------------------------
                                             Name:  William D. Savoy
                                             Title: President



Dated:  September 13, 2000                /s/ WILLIAM D. SAVOY
                                        ----------------------------------------
                                        Paul G. Allen by William D. Savoy as
                                        Attorney-in-Fact for Paul G. Allen
                                        pursuant to a Power of Attorney filed
                                        with Paul G. Allen's Schedule 13G for
                                        Pathogenesis, Inc. on August 30, 1999
                                        and incorporated by reference herein.


Dated:  September 13, 2000              CHARTER INVESTMENT, INC.



                                        By:  /s/ MARCY LIFTON
                                           -------------------------------------
                                             Name: Marcy Lifton
                                             Title: Vice President



                                      -13-